SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-12865
CUSIP NUMBER 315646109

|| Form 10-K | | Form 20-F | | Form 11-K |X | Form 10-Q | | Form NSAR

For the period ended: March 31, 2005

| | Transition Report on Form 10-K

| | Transition Report on Form 20-F

| | Transition Report on Form 11-K

|| Transition Report on Form 10-Q

| | Transition Report on Form NSAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates: Items 6,7,8,9A,15(a)(1) and 15(a)(2)

Part I-Registrant Information

Full name of Registrant: FiberMark, Inc.
Former name if Applicable:
Address of Principal Executive Office (Street and Number): 161 Wellington Road, P O Box 498
City, State and Zip Code: Brattleboro, VT 05302

Part II-Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X|

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

FiberMark, Inc. and its U.S. subsidiaries continue to operate as debtors-in-possession under chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Vermont. The company filed for relief under chapter 11 on March 30, 2004, and has continued making filings with the SEC. The FiberMark Form 10-Q for the period ended March 31, 2005, could not be filed within the prescribed time period for the following reasons:

1. FiberMark's Form 10-K was filed on May 4, 2005, due to the burdensome requirements of the chapter 11 process that delayed the completion of work in connection with the preparation of the 2004 financial statements. This delay caused an additional delay in the completion of the first quarter 2005 financial statements and the subsequent review by our independent auditors under Statement of Auditing Standards No. 100, "Interim Financial Information" (SAS 100) of the unaudited Condensed Consolidated Financial Statements for the period ended March 31, 2005.

Part IV-Other Information

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(1) Name and telephone number of person to contact in regard to this notification:

John E. Hanley	802	258-2708
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

|X| Yes | | No

If the answer is no, identify report(s)

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes | | No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A significant change in results of operations from the corresponding period for the fiscal period ended March 31, 2004 is anticipated. The company has improved its net income (loss) primarily due to the following reasons:

1. Interest expense was reduced by $8.5 million due to the cessation of interest accruals on the senior notes during the bankruptcy process.
2. Reorganization expenses related to the chapter 11 proceedings, including professional fees and accruals for key employee retention payments, were substantially lower in the first quarter of 2005. In 2004 the

company recorded reorganization expenses of $12.0 million, including $10.0 million related to the write off of deferred financing costs and unamortized discounts on the senior notes.

FiberMark, Inc.

Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2005   By: /s/ John E. Hanley
                                          John E. Hanley
                                          Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).